Exhibit 1-2

FIRSTENERGY FACILITIES SERVICES GROUP, LLC
Consolidated Balance Sheet (Unaudited)
                             March 31, 2005
(In Thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,586
Receivables:
Associated companies	5,082
Other	61,690
Material and supplies	5,675
Prepayments and other	1,321
77,354

INVESTMENTS:
Nonutility property, net	9,478
Other	808
10,286

DEFERRED CHARGES:
Goodwill	-
Accumulated deferred income tax benefits	40,255
Other	1
40,256

TOTAL ASSETS	$127,896

LIABILITIES & CAPITALIZATION

CURRENT LIABILITIES:
Currently payable long-term debt	$319
Short-term borrowings	-
Notes payable to associated companies	5,296
Notes payable other	6,053
Accounts payable
Other	33,460
Associated companies	55
Accrued taxes	3,475
Other	8,801
57,459

CAPITALIZATION:
Common stockholder’s equity	64,733
Long-term debt	5,704
70,437

TOTAL LIABILITIES & CAPITALIZATION	$127,896

Exhibit 1-2

FIRSTENERGY FACILITIES SERVICES GROUP, LLC
    Consolidated Statement of Operations (Unaudited)
(In Thousands)

Three Months
Ended
March 31, 2005

Revenues	$57,621

Cost of revenues	51,208

Gross margin	6,413

Selling, general and administrative expenses	8,845
Depreciation	3
(2,435)

Goodwill impairment	-
Purchase agreement incentive plans	33

Operating loss	(2,468)

Interest income	195
Interest expense	(347)
Loss on sale of fixed assets	(13)
Other income, net	40
Total other income/(Expense)	(125)

Loss before income taxes	(2,593)

Income taxes benefits	(1,054)

Loss before discontinued operations	$(1,539)

Discontinued operations *	568

Net loss	$(971)

* Elliott-Lewis Corporation and its subsidiaries were sold on March 31, 2005. Therefore, they have been classified as discontinued operations.